Aurizon Mines Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on May 17, 2005

PROXY INSTRUCTIONS:

1. The shares represented by this Proxy will, on any ballot, be voted as the member may have specified by marking an "X" in the spaces provided for that purpose. **If no choice is specified, the shares will be voted as if the member had specified an affirmative vote.**
2. **A member has the right to appoint a person other than the person designated in the Proxy to attend and act for him and on his behalf at the meeting.** If the member does not wish to appoint either of the persons named in this Proxy, he should strike out their names and insert, in the blank space provided, the name of the person he wishes to act as his Proxy holder. Such other person need not be a member of the Company.
3. No matters other than those stated in the attached notice are presently known to be consider at the meeting, but, if such matters should arise, proxies will be voted in accordance with the instructions of the member voting by Proxy. IF THE MEMBER VOTES FOR THE TRANSACTING OF FURTHER BUSINESS, THIS PROXY WILL BE VOTED AT THE DISCRETION OF THE PROXYHOLDER NAMED.
4. This Proxy may not be valid unless it is dated and signed by the member or by his attorney d authorized by him in writing, or, in the case of a corporation, is executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If this Proxy is executed by an attorney for an individual member or joint members or by an officer or officers attorney of a corporate shareholder not under its corporate seal, the instrument so empoweri the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the Proxy.
5. The Proxy may not be used at the meeting or any adjournments thereof unless it is deposited the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, the Company's Registrar and Transfer Agent, a least 48 hours before the date of the meeting excluding Saturdays, Sundays and holidays. Th chairman of the meeting has the discretion to accept proxies filed less than 48 hours before the date of the meeting.

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

The undersigned member of **AURIZON MINES LTD.** (the "Company") hereby Appoints DAVID P. HALL a Director of the Company or, failing him, IAN S. WALTON a Director of the Company

OR ______________________

as Proxy holder for and on behalf of the undersigned to attend the Annual General Meeting of the members of the Company to be held on May 17, 2005 in the Boardroom of Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, at the Hour of 2:00 P.M., Vancouver Time and at any adjournments thereof, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

Election of Directors

	For	Against
1. To pass an Ordinary Resolution to fix the number of directors at seven (7):	☐	☐

	For	Withhold
2. To elect the following persons as directors of the Company for a term expiring at the third next following annual general meeting:		
ROBERT NORMAND	☐	☐
IAN S. WALTON	☐	☐
3. To elect the following persons as directors of the Company for a term expiring at the second next following annual general meeting:		
RICHARD FAUCHER	☐	☐

Appointment of Auditors

	For	Withhold
4. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year:	☐	☐

	For	Against
5. To authorize the directors to fix the remuneration to be paid to the auditors:	☐	☐

Resolutions

	For	Against
6. To transact such other business as may properly come before the Meeting:	☐	☐

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

____

____
Date - Day Month Year

Request for Annual Reports

As a registered holder you are entitled to receive annual reports. If you **WANT** to receive an annual report in future, please mark the box. ***If you do not mark the box, you will not continue to receive an annual report.***

☐ Mark this box if you **WANT** to receive the Annual Report by mail.

ARZQ

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